SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LM FUNDING AMERICA , INC.
(Name of Issuer)

COMMON
(Title of Class of Securities)

502074404
(CUSIP Number)

DECEMBER 8, 2023
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 502074404	SCHEDULE 13G/A	Page 2 of 4

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Mint Capital Advisors Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER Not applicable
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER Not applicable

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.	TYPE OF REPORTING PERSON* CO

CUSIP No. 502074404	SCHEDULE 13G/A	Page 3 of 4

Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G originally filed on October 29, 2021 by the Reporting Person. This Amendment No.1 is filed to (a) correct an error in the number of shares that the Reporting Person reported on the Schedule 13G, which should have been shown as 1,032,000 shares beneficially owned by the Reporting Person and (b) to report that between December 5, 2023 and December 8, 2023, the Reporting Person sold all 1,032.000 shares of Common Stock of the Issuer that had been beneficially owned by the Reporting Person. As a result, this Amendment is being filed to disclose that the Reporting Person has ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Issuer. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Person

Item 4. Ownership

Item 4 of the Schedule 13G is hereby amended and supplemented by adding the following:

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote –	0

(ii)	Shared power to vote or to direct the vote -	0

(iii)	Sole power to dispose or to direct the disposition of -	0

(iv)	Shared power to dispose or to direct the disposition of -	0

CUSIP No. 502074404	SCHEDULE 13G/A	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mint Capital Advisors Ltd.

Dated: December 20, 2023	By:	/s/ Eric Strachan
Eric Strachan